Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-212571

Dated May 1, 2019

capped LEVERAGED INDEX RETURN NOTES WITH ABSOLUTE RETURN BUFFER

Leveraged Index Return Notes with Absolute Return Buffer Linked to the S&P 500® Index
Issuer	Barclays Bank PLC (“Barclays”)	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Payout Profile at Maturity

• 1.15-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 20.00% (e.g., if the negative return of the Market Measure is -10.00%, you will receive a positive return of +10.00%)

• 1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk

Capped Value	[$14.50 to $15.50] per unit, a [45% to 55%] return over the principal amount, to be determined on the pricing date
Threshold Value	80% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010319005699/dp106128_424b2-2331baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Your potential for a positive return based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Market Measure (or the stocks included in the Market Measure). The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 80.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 20.00%. Any decline in the Ending Value from the Starting Value by more than 20.00% will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Market Measure (or the stocks included in the Market Measure) would allow you to receive the full benefit of any decrease in the level of the Market Measure (or the stocks included in the Market Measure).

•	Your investment return based on any increase in the level of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities represented by the Market Measure or of a holder with a short position directly in the Market Measure (or the securities represented by the Market Measure), and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.